                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                           -----------------------
                                 FORM 11-K

    (Mark One)
    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 for the fiscal year ended December 31, 1999

                                     OR

                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from ____________ to ____________
                        Commission File Number: 1-4423

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          HEWLETT-PACKARD COMPANY
                    TAX SAVING CAPITAL ACCUMULATION PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          HEWLETT-PACKARD COMPANY
                            3000 HANOVER STREET
                        PALO ALTO, CALIFORNIA 94304

                         REQUIRED INFORMATION


  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  December 31, 1999 and 1998
  Index to Financial Statements

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 1999 AND 1998

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                        Page
                                                                                        ----
REPORT OF INDEPENDENT ACCOUNTANTS......................................................    1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
 at December 31, 1999 and 1998.........................................................    2

Statements of Changes in Net Assets Available for Benefits
 for the Years Ended December 31, 1999 and 1998........................................    3

Notes to Financial Statements.......................................................... 4-10

ADDITIONAL INFORMATION

Schedule H - Assets Held for Investment Purposes at December 31, 1999..................11-12

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Hewlett-Packard Company Tax Saving
Capital Accumulation Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 15, 2000

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)
-------------------------------------------------------------------------------

                                                                                          DECEMBER 31,
                                                                                ---------------------------------
                                                                                     1999              1998
                                                                                ---------------   ---------------
ASSETS:
    Investments, fair value:

      Mutual Funds                                                                  $4,826,945        $3,645,624
      Hewlett-Packard Company Common Stock                                           1,882,709         1,183,405
      Loans receivable from participants                                                93,195            96,903
                                                                                ---------------   ---------------

        Total investments                                                            6,802,849         4,925,932

    Receivables:

      Receivable from Hewlett-Packard Company                                           17,132            16,669
      Receivable from Brokers for Securites Sold                                        24,654             9,646
      Interest & Dividend income receivable                                              2,801             2,826
                                                                                ---------------   ---------------

        Total receivables                                                               44,587            29,141
                                                                                ---------------   ---------------

        Total assets                                                                 6,847,436         4,955,073
                                                                                ---------------   ---------------

LIABILITIES:
      Payable to brokers for securities purchased                                        4,624             1,097
      Miscellaneous payable                                                                  -               112
                                                                                ---------------   ---------------

        Total liabilities                                                                4,624             1,209
                                                                                ---------------   ---------------

             Net assets available for benefits                                      $6,842,812        $4,953,864
                                                                                ===============   ===============

   The accompanying notes are an integral part of these financial statements.

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                 FOR THE            FOR THE
                                                                                 YEAR ENDED        YEAR ENDED
                                                                                DECEMBER 31,       DECEMBER 31,
                                                                                   1999               1998
                                                                                --------------     --------------
Contributions
    Cash
      Employees                                                                  $    315,481       $    276,214
      Company                                                                         122,236            110,612
    Non-cash
      Employees                                                                        34,524             44,117
      Company                                                                          24,757             25,525

Transfer of net assets from the Verifone, Inc. 401(k)
    Retirement Savings and Investment Plan                                             54,198                  -

Investment income:
    Net realized and unrealized appreciation
      in fair value of investments                                                  1,259,405            779,329
    Interest and dividend income                                                      379,001             36,500
                                                                                --------------     --------------

        Total additions                                                             2,189,602          1,272,297
                                                                                --------------     --------------

Benefits paid to participants                                                        (295,948)          (154,242)
Loans deemed repaid due to termination                                                 (4,706)            (2,870)
                                                                                --------------     --------------

        Total deductions                                                             (300,654)          (157,112)

        Net increase (decrease)                                                     1,888,948          1,115,185

Net assets available for benefits:
    Beginning of year                                                               4,953,864          3,838,679
                                                                                --------------     --------------

    End of year                                                                 $   6,842,812      $   4,953,864
                                                                                ==============     ==============

   The accompanying notes are an integral part of these financial statements.

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     PLAN DESCRIPTION

       PURPOSE AND PLAN BENEFITS
       The purpose of the Hewlett-Packard Company (the "Company") Tax Saving Capital Accumulation Plan (the "Plan") is to provide eligible employees an opportunity for regular savings of tax-deferred dollars for their retirement to supplement benefits provided under the Company's Retirement Program and the Federal Social Security Act. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       The Plan is designed to qualify as a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and to meet the requirements set forth in Section 401(k) of the Code. The Plan is also intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Fidelity Investments provides recordkeeping and investment management for the Plan. Fidelity Management Trust Company provides trustee services for the Plan. The Company determines eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations.

       ELIGIBILITY
       Employees who are eligible to participate in the Plan include those employees of the Company and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees of the Company. Effective February 1, 1998, there is no waiting period for eligibility. Prior to February 1, 1998, the waiting period was one year from date of hire.

       EMPLOYEE CONTRIBUTIONS
       Effective February 1, 1998, all employees who were hired on or after February 1, 1998 are deemed to have elected a three percent deferral effective on the first day of their employment, unless the employee makes a change to that election in the manner prescribed by the Company. Prior to February 1, 1998, participation was initiated by the employee upon becoming eligible after the one year waiting period.

       Effective January 1, 1998, participating employees may have from 1% to 20% of their salary deferred by the Company through payroll deductions and have contributions made directly to their 401(k) account. Prior to January 1, 1998, participating employees could defer 1% to 12% of their salary. Employee contributions are deposited into the trust account after the end of each semi-monthly pay period.

       COMPANY CONTRIBUTIONS
       The Company contributes to the employee's 401(k) account a percentage of the amount which has been deferred and contributed by the employee. The Company contributes an amount equal to the employee's deferral for the first 3% of salary deferred and an amount equal to half of the employee's deferral for the next 2% of salary deferred. The Company matching contribution is deposited into the individual employee's 401(k) account after the end of each of the Company's fiscal quarters, which are January 31, April 30, July 31 and October 31.

       The Company may guarantee a minimum amount of employee and Company contributions that will be made to the Plan in a Plan year. The amount, if any, that this minimum exceeds the actual employee and Company contributions as determined above will be allocated to non-highly compensated employees (as defined in the Code) in the manner prescribed by the Plan document. Minimum contributions were guaranteed for the 1999 Plan year.

       VESTING
       Participants are one hundred percent vested in the Plan at all times.

       PARTICIPANT ACCOUNTS
       Participants can invest their account balance and/or future contributions in any combination of sixteen investment options. Participant accounts that are established at the three percent deferral default for new hires will have their contributions invested in the fund designated as the Plan default fund until the participant makes a change to that investment election. In 1998, the Plan default fund was the Fidelity Retirement Money Market Portfolio. On March 1, 1999, the default fund became the Fidelity Institutional Money Market Fund. Participating employees can transfer their invested funds among the investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments.

       All contributions made under the Plan are paid to and invested by the trustee in one or more of the available investment options. Fifteen of the sixteen investment options are mutual funds of registered investment companies; the Hewlett-Packard Company Stock Fund is an investment option consisting primarily of the Company's stock. The sixteen investment funds are:

       FIDELITY INSTITUTIONAL MONEY MARKET FUND
       A Fund comprised of investments in the Fidelity Institutional Money Market Fund. Investments are made in high quality, U.S.
       dollar-denominated money market instruments of U.S. and foreign issuers.

       FIDELITY INTERMEDIATE BOND FUND
       A fund comprised of investments in the Fidelity Intermediate Bond Fund. Investments are made primarily in bonds rated BBB or better with a dollar-weighted average maturity of between three and ten years.

       PIMCO TOTAL RETURN FUND
       A fund comprised of investments in the PIMCO Total Return Fund. The fund invests primarily in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. Portfolio duration generally ranges from three to six years.

       DOMINI SOCIAL EQUITY FUND
       A fund comprised of investments in the Domini Social Equity Fund. The fund invests in all the stocks that make up the Domini Social Index, in approximately the same proportions as they are represented in the Index. The Index is comprised of approximately 400 companies that meet certain social criteria.

       FIDELITY CONTRAFUND
       A fund comprised of investments in the Fidelity Contrafund. The investment manager invests mainly in U.S. and foreign common stock believed to be undervalued or out of favor.

       FIDELITY GROWTH & INCOME PORTFOLIO
       A fund comprised of investments in the Fidelity Growth & Income Portfolio. The investment manager invests in a broad combination of stocks, convertibles, and fixed-income securities that currently pay dividends, or that carry the potential for increased earnings.

       FIDELITY MAGELLAN FUND
       A fund comprised of investments in the Fidelity Magellan Fund. The fund manager makes investments primarily in common stock and securities convertible into common stock with the objective of seeking to increase the value of the investment over the long-term through capital appreciation.

       HARBOR CAPITAL APPRECIATION FUND
       A fund comprised of investments in the Harbor Capital Appreciation Fund. Investments are made in equity securities of established companies with above-average potential growth.

       ICAP EQUITY PORTFOLIO
       A fund comprised of investments in the ICAP Equity Portfolio. The fund invests primarily in domestic equities of market capitalization of at least $500 million. The fund attempts to achieve a total return greater than the S&P 500 Index with an equal or lesser degree of risk.

       SPARTAN U.S. EQUITY INDEX FUND
       A fund comprised of investments in the Spartan U.S. Equity Index Fund. The fund manager makes investments in equity securities and attempts to duplicate the composition and total returns of the Standard & Poor's Daily Stock Price Index of 500 Common Stock.

       JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO
       A fund comprised of investments in the Janus Aspen Services Worldwide Growth Portfolio. The fund invests primarily in foreign and domestic companies, and investments are usually spread across at least 5 different countries, including the United States.

       FIDELITY LOW-PRICED STOCK FUND
       A fund comprised of investments in the Fidelity Low-Priced Stock Fund. The fund invests primarily in equity securities that are priced at $35 per share or less. The stocks purchased are considered to be undervalued and out of favor with other investors yet offer the possibility of significant growth.

       MAS MID CAP GROWTH PORTFOLIO
       The fund invests primarily in common stocks of small to mid-sized companies with market capitalizations between $500 million and $3 billion that are growing rapidly and that are expected to continue to grow. Because of the small to mid-sized growth oriented nature of the companies that the fund invests in, the fund's market price will undoubtedly experience more volatility than the market in general.

       SPARTAN EXTENDED MARKET INDEX FUND
       The fund seeks investment results that correspond to the total return of stocks of mid to small-capitalization U.S. companies. At least 80% of the fund's assets are invested in common stocks included in the Wilshire 4500 Index. The Index includes the companies represented in the Wilshire 5000 Index less those in the S&P 500 Index.

       TEMPLETON FOREIGN FUND A
       A fund comprised of investments in the Templeton Foreign Fund A. This investment is a growth mutual fund that invests internationally. It seeks to increase the value of the investments over the long-term through capital growth. The mutual fund is invested primarily in common stocks, and can invest in any foreign country, developed or developing.

       HEWLETT-PACKARD COMPANY STOCK FUND
       A fund comprised primarily of Hewlett-Packard Company Common Stock purchased on the open market or contributed by the Company. The fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

       VERIFONE STABLE VALUE FUND
       Established as a wasting fund solely for the benefit of former VeriFone, Inc. 401(k) participants. The fund was merged into TAXCAP on September 2, 1999 and was officially closed on December 31, 1999.

       LOANS AND DISTRIBUTIONS
       Participants are permitted to borrow portions of their account balance. The loan amount and term are limited by the Code and ERISA. Funds for the loans are obtained by liquidating the selected fund and recognizing a loan receivable from the participant. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the participant's account after the end of each semi-monthly payroll period. Loans may be repaid in full at any time following the issuance of the loan. Loans outstanding at December 31, 1999 carried interest rates which ranged from 7.0% to 11.0%.

       If a participant's employment with HP is terminated, then any remaining loan balance is repaid by the sale of investments held in the participant's ending account balance. The loans deemed repaid due to termination totaled $4,706,000 and $2,870,000 in 1999 and 1998 Plan year, respectively.

       The Plan also provides for hardship withdrawals subject to certain restrictions as defined by the Code as well as in-service withdrawals at age 59-1/2.

       Benefits are payable in a lump sum. Certain participants from particular companies acquired by the Company may elect to take their benefits as an annuity or in installments.

       PLAN TERMINATION
       Although the Company has no present intention to terminate the Plan, the Plan provides that in the event of Plan termination, participants' interests accrued to the date of termination will be nonforfeitable. Benefits will continue to be distributed in accordance with the Plan and the trustee will continue in its capacity until all assets of the Plan have been distributed to the participants.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The financial statements are prepared on the accrual basis of accounting with investments being carried at current market value, as quoted on the active market. Sales and purchases are recorded on the trade date. Loans to participants are valued at their outstanding principal amount, which approximates fair value. Benefits are recorded when paid.

       All dividends and capital distributions received from registered investment companies and the common/commingled trust are recognized as part of the net realized and unrealized appreciation (depreciation) in fair value of investments.

       All direct administrative expenses are borne by the Company.

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Actual results may differ from those estimates.


3.     CONTRIBUTIONS

       Employee and Company contributions are made in cash for all Funds except the Stock Fund. Contributions to the Stock Fund may be made in either cash or Hewlett-Packard Company common stock. Stock contributions attributable to employee deferrals totaled $34,524,000 in 1999 and $44,117,000 in 1998. Stock contributions attributable to Company contributions totaled $24,757,000 in 1999 and $25,525,000 in 1998.
       Contributions of Hewlett-Packard Company common stock are valued at their fair market value at the closing price, as quoted on the New York Stock Exchange, on the date of contribution.


4.     INVESTMENTS

       The number of shares of Hewlett-Packard Company common stock in the Stock Fund was 16,524,053 at the end of 1999 and 17,323,398 at the end of 1998. The Stock Fund assigns units of participation to those participants with account balances in this fund. The total number of units in the fund at December 31, 1999 and 1998 was 23,010,826 and 23,855,462, respectively, and the net asset value was $83.20 and $50.32 at these dates.

       The following investments represent 5% or more of the Plan's net assets:

                                                                                 DECEMBER 31,
                                                                       -----------------------------------
                                                                            1999                 1998
                                                                       --------------       --------------
Hewlett-Packard Company Common Stock                                   $1,882,709,000       $1,183,405,000
Fidelity Magellan Fund                                                  1,759,996,000        1,394,934,000
Fidelity Contrafund                                                       639,771,000          525,132,000
Institutional Money Market Fund                                           549,398,000                    -
Spartan U.S. Equity Index Fund                                            474,043,000          391,828,000
Fidelity Growth and Income Portfolio                                      469,583,000          459,048,000
Fidelity Retirement Money Market Portfolio                                          -          388,605,000

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,259,405,000 as follows:

Mutual Funds                                                                                  $454,555,000
Hewlett-Packard Company Common Stock                                                           804,850,000
                                                                                         ------------------

                                                                                            $1,259,405,000
                                                                                         ------------------

       FUNDS
       During the year, three funds were replaced with new funds of similar attributes: effective March 1, 1999, the Fidelity Retirement Money Market Portfolio was replaced with the Fidelity Institutional Money Market Fund. On June 15, 1999, the U.S. Small Mid Cap Index Fund was replaced with the Spartan Extended Market Index and effective September 28, 1999, the PBHG Growth Fund was replaced with the MAS Mid Cap Growth Fund.


5.     TAXES

       The Company received a favorable determination letter from the Internal Revenue Service dated December 1995 for amendments to the Plan through March 1995. The Plan has been subsequently amended; however, the Company's management is of the opinion that the Plan and the trust which forms a part of the Plan have been maintained in accordance with Section 401 (a) of the Internal Revenue Code, and therefore, it is believed that the Plan continues to be qualified. Accordingly, there has been no provision for federal or state income tax.

       Deferrals made on behalf of the employee and the Company's matching contribution are not subject to federal income taxes until such time as the employee's funds are withdrawn from the Plan. At withdrawal, the employee's funds may qualify for special tax treatment. Pursuant to the Unemployment Compensation Amendments of 1992, all "eligible rollover distributions" which are not paid out in the form of a direct rollover are subject to a mandatory 20% federal income tax withholding. Loans taken by employees against their 401(k) account are not subject to federal income taxes if they are repaid within five years.

6.     RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the Plan Trustee, and therefore, these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.


7.     TRANSFER OF NET ASSETS FROM VERIFONE, INC. 401(k) PLAN

       HP acquired VeriFone, Inc. ("VeriFone") during the 1997 fiscal year. The VeriFone 401(k) Retirement Savings and Investment Plan (the "VeriFone Plan") provided investment options, consisting of mutual funds, to VeriFone employees. On September 1, 1999, the VeriFone Plan was terminated and the VeriFone Plan net assets, in the amount of $54,198,000, were transferred into the Plan. The investments held in the VeriFone plan were transferred from the VeriFone Plan mutual funds directly to the Plan's mutual funds of similar investment strategy.


8.     SUBSEQUENT EVENT

       On March 2, 1999, the Company announced its intention to launch a new company, subsequently named Agilent Technologies, Inc. ("Agilent Technologies"), through a distribution of Agilent Technologies' common stock to the Company's stockholders in the form of a tax-free spin-off. On June 2, 2000, the Company completed its plan and distributed its remaining investment in Agilent Technologies to its shareholders.

       In conjunction with this transaction, Agilent Technologies established a new Agilent Technologies Savings Accumulation Plan (the "Agilent Technologies Plan") that is qualified pursuant to Section 401(a) of the Internal Revenue Code. The Agilent Technologies eligible participants continued to participate in the Hewlett-Packard Company Plan through June 2, 2000. On June 3, 2000, the Agilent Technologies eligible participants began participating in the Agilent Technologies Plan and the related net assets in the amount of $2,661,273,000 were transferred to the Agilent Technologies Plan in accordance with an Employee Matters Agreement dated August 12, 1999.

HEWLETT-PACKARD COMPANY                                                                                                 SCHEDULE H
TAX SAVING CAPITAL ACCUMULATION PLAN (PLAN 004)                                                                          FORM 5500
EMPLOYER IDENTIFICATION NUMBER 94-1081436                                                                 (PART I - ASSET HELD FOR
ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999                                                      INVESTMENT PURPOSES)
(IN THOUSANDS, EXCEPT NUMBER OF SHARES)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         NUMBER OF      HISTORICAL       CURRENT
                                                                                          SHARES           COST           VALUE
Issuer                                         Description
------                                         -----------
Fidelity Investments*
Fidelity Institutional Money Market Fund       Money Market Fund, $1.00 par value       549,397,806      $ 549,398       $ 549,398

Fidelity Investments*
Fidelity Intermediate Bond Fund                Fixed Income Mutual Fund, no par value    13,736,283        139,162         134,066

Pacific Investment Management Company
PIMCO Total Return Fund                        Fixed Income Mutual Fund, no par value     4,208,348         43,779          41,663

Domini Social Investments LLC
Domini Social Equity Fund                      Equity Mutual Fund, no par value           1,167,021         41,201          48,887

Fidelity Investments*
Fidelity Contrafund                            Equity Mutual Fund, no par value          10,659,302        509,975         639,771

Fidelity Investments*
Fidelity Growth & Income Portfolio             Equity Mutual Fund, no par value           9,957,231        363,040         469,583

Fidelity Investments*
Fidelity Magellan Fund                         Equity Mutual Fund, no par value          12,881,476      1,184,294       1,759,996

Harbor Capital Advisors, Inc.
Harbor Capital Appreciation Fund               Equity Mutual Fund, no par value           3,896,408        170,822         197,353

Institutional Capital Corporation
ICAP Equity Portfolio                          Equity Mutual Fund, no par value             434,228         17,882          18,733

HEWLETT-PACKARD COMPANY                                                                                                 SCHEDULE H
TAX SAVING CAPITAL ACCUMULATION PLAN (PLAN 004)                                                                          FORM 5500
EMPLOYER IDENTIFICATION NUMBER 94-1081436                                                                 (PART I - ASSET HELD FOR
ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999                                                      INVESTMENT PURPOSES)
(IN THOUSANDS, EXCEPT NUMBER OF SHARES)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                           NUMBER OF     HISTORICAL        CURRENT
                                                                                            SHARES          COST            VALUE
Issuer                                         Description
------                                         ------------
Fidelity Investments*
Spartan U.S. Equity Index Fund                 Equity Mutual Fund, no par value           9,100,465        301,325         474,043

Janus
Janus Aspen Series Worldwide Growth Portfolio  Equity Mutual Fund, no par value           3,443,585        117,081         164,431

Fidelity Investments*
Fidelity Low-Priced Stock Fund                 Equity Mutual Fund, no par value           1,088,640         24,929          24,647

Morgan Stanley Dean Witter Investment Mgmt
Mas Mid Cap Growth Portfolio                   Equity Mutual Fund, no par value           5,655,522        153,272         176,792

Fidelity Investments*
Spartan Extended Market Index                  Common/Collective Trust, no par value        739,221         21,046          25,104

Franklin Templeton
Templeton Foreign Fund A                       Equity Mutual Fund, no par value           9,133,573         91,347         102,478

Hewlett-Packard Company*                       Common Stock, $0.01 par value             16,524,053      1,013,635       1,882,709

Participant Loans*                             Loans issued for terms of 1-4 years,                                         93,195
                                                   with 7% to 11% interest
                                                                                                                       ------------

                                               Total assets held for investment                                        $ 6,802,849
                                                                                                                       ============

*  Party-in-interest


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

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date:  June 27, 2000



                                    HEWLETT-PACKARD COMPANY
                                    TAX SAVING CAPITAL ACCUMULATION PLAN

                                    /s/ Ann O. Baskins
                                    ---------------------------
                                    Ann O. Baskins
                                    Vice President
                                    General Counsel and
                                    Secretary


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